FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D. C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

For the month of December 2004

Commission File Number: 1-07952

KYOCERA CORPORATION

6 Takeda Tobadono-cho, Fushimi-ku,

Kyoto 612-8501, Japan

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F   X     Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Registration S-T Rule 101(b)(1):

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Registration S-T Rule 101(b)(7):

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes           No   X

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b); 82-

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereto duly authorized.

KYOCERA CORPORATION

/s/ Hideki Ishida
Hideki Ishida Managing Executive Officer
General Manager of
Corporate Finance Division

Date: December 17, 2004

Information furnished on this form:

EXHIBITS

Exhibit Number
1.	Notice relating to Consolidation of Domestic Sales Business of Solar Energy Products of Kyocera Group

December 17, 2004

To whom it may concern:

Name of Company listed:	Kyocera Corporation

Name of Representative:	Yasuo Nishiguchi
President and Director
(Code number: 6971,
The First Section of the Tokyo Stock Exchange,
The First Section of the Osaka Securities Exchange)

Person for Inquiry: Hideki Ishida
Managing Executive Officer
General Manager of Corporate Finance Division
(Tel. No.: 075-604-3500)

Notice relating to Consolidation of

Domestic Sales Business of Solar Energy Products of Kyocera Group

This is to advise you that, effective as of April 1, 2005, Kyocera Corporation (the “Company”) will consolidate its domestic sales business of solar energy products by means of corporate splits undertaken with Kyocera Solar Corporation (“KSC”), as described below.

1. Objective of Corporate Split

Domestic sales of Kyocera Group solar energy products is undertaken by the Company, handling sales of solar power generation systems for use by domestic public sector industries, and by KSC, a wholly owned subsidiary of the Company, handling solar power generation systems for residential use. To enhance its business in the expanding market for domestic solar power generation systems, the Company will consolidate its domestic sales division for solar energy products with KSC. In addition, in order to improve materials procurement efficiency, the Company will integrate a part of its solar energy products manufacturing division, which procures peripheral components incorporated into solar power generation systems, into KSC.

2. Outline of Corporate Split

(1)	Schedule of Corporate Split

Meeting of Board of Directors to approve agreement for corporate split:	January 27, 2005 (scheduled)

Execution of agreement for corporate split:	January 27, 2005 (scheduled)

General Shareholders Meeting to approve agreement for corporate sprit:	Both the Company and KSC will undertake the corporate split without approval of their respective General Shareholders Meetings in accordance with Articles 374-22 and 374-23 (Easy Method for Corporate Split), respectively.

Effective date of corporate split:	April 1, 2005 (scheduled)

Register of corporate split in Commercial Register:	April 1, 2005 (scheduled)

(2)	Method of Corporate Split

(i)	Method of Corporate Split

“Dividing and succeeding corporate split,” in which the Company will be the divided company and KSC, a wholly-owned subsidiary of the Company, will be the succeeding company.

(ii)	Reason for Choosing Method

It has been decided that a “dividing and succeeding corporate split,” in which shares issued by KSC shall be allocated to the Company, is the most suitable option for consolidation of the Company’s domestic sales division for solar energy products and a part of the manufacturing division relating to solar energy products with KSC, a wholly-owned subsidiary of the Company.

(3)	Allocation of Shares

(i)	Allocation Ratio of Shares

One share to be issued by KSC in the corporate split shall be allocated to the Company.

(ii)	The Basis of Calculation of Allocation Ratio

KSC is a wholly-owned subsidiary of the Company and, as a result, all shares to be issued in the corporate split (using the dividing and succeeding corporate split method) will be allocated to the Company. Accordingly, KSC will succeed to all assets and liabilities of the Company at their book value. As a result of the corporate split, there will be no change in the Company’s net asset value regardless of the number of shares to be allocated by KSC to the Company because the amount of the difference between assets and liabilities of KSC to which the Company will succeed will be equivalent to the amount of increase in the amount of Company’s investments in subsidiaries. In the light of the above, the Company and KSC have agreed that the one share of KSC shall be issued and allocated to the Company.

(4)	Cash to be Delivered

No cash shall be delivered in the corporate split.

(5)	Rights and Obligations to be Succeeded to by the Succeeding Company (KSC)

KSC will succeed to assets and liabilities and rights and obligations belonging to the Company’s domestic sales division for solar energy products and a part of the manufacturing division of solar energy products pursuant to agreements as of the effective date of the corporate split. More detailed content thereof shall be decided by the time of execution of the agreement for the corporate split.

(6)	Expectations with Respect to Performance of Debts

(i)	Divided Company (the Company)

Taking into consideration the amounts of assets, liabilities and net asset value of the Company, it is judged that there will be no problem with respect to the certainty of performance by the Company of its debts.

(ii)	Succeeding Company (KSC)

Taking into consideration the amounts of the assets, liabilities and net asset value of KSC and the amounts of assets, liabilities and net asset value, etc. to which KSC will succeed, it is judged that there will be no problem with respect to the certainty of performance by KSC of its debts.

(7)	New Directors or Corporate Auditors of the Succeeding Company (KSC)

Not yet decided.

3.	Content of Business to be Divided

(1)	Content of the domestic sales division for solar energy products and a part of the manufacturing division of solar energy products:

Sale of solar power generation systems, procurement of peripheral components other than solar batteries, etc., which are incorporated into solar power generation systems. Quality guarantee relating thereto.

(2)	Performance of the Domestic Sales Division for Solar Energy Products of the Company for the fiscal year ended March 31, 2004:

Net sales of the Company derived from its domestic sales division for solar energy products for the fiscal year ended March 31, 2004 were 4,391 million yen, representing 0.9% of the total net sales of the Company in the amount of 494,035 million yen for the same period.

(3)	Assets and Liabilities to be Transferred and Amounts thereof (as of September 30, 2004):

(Millions of Yen)

Assets		Liabilities
Item	Book Value	Item	Book Value
Current Assets	252	Current Liabilities	127
Fixed Assets	38	Fixed Liabilities	0
Other Investments, etc.	0

Total	290	Total	127

*	As of September 30, 2004, the amount of assets to be succeeded (290 million yen) represented 0.02% of the total assets of the Company (1,233,908 million yen) as of the same date.

4.	Outlines of Parties to the Corporate Split (as of September 30, 2004)

(1) Name		Kyocera Corporation	Kyocera Solar Corporation
(2)	Principal Businesses	- Fine ceramics group - Electronic device group - Equipment group - Others	Sales, servicing and construction of solar power generating systems.
(3)	Date of Incorporation	April, 1959	September, 1996
(4)	Location of Headquarters	Fushimi-ku, Kyoto	Fushimi-ku, Kyoto
(5)	Representatives	Yasuo Nishiguchi President and Director	Isao Yukawa President and Director
(6)	Capital Amount	115,703 million yen	300 million yen
(7)	Number of Shares Issued and Outstanding	191,309,290 shares (out of which 3,817,407 shares are treasury stock)	6,000 shares (there is no treasury stock)
(8)	Shareholders’ Equity	1,025,776 million yen	1,789 million yen

(9)	Total Assets	1,233,908 million yen		6,090 million yen
(10)	Fiscal Year End	March 31		March 31
(11)	Number of Employees	12,656		223
(12)	Principal Suppliers and Customers	Suppliers: Matsushita Electric Industrial Co., Ltd. Mitsui & Co., Ltd. Sony Corp.		Suppliers: Kyocera Corporation
		Customers: Fujitsu Ltd. Hitachi, Ltd. NEC Corp.		Customers: PanaHome Corporation Daiwa House Industry Co., Ltd.
(13)	Principal Shareholders and Their Shareholding Ratios	Japan Trustee Services Bank, Ltd. (Trust Account)	7.19%	Kyocera Corporation 100.00%
		The Master Trust Bank of Japan, Ltd. (Trust Account)	6.18%
		The Bank of Kyoto, Ltd.	3.77%
		Kazuo Inamori	3.56%
		Inamori Foundation	2.45%
		(Shareholding ratio is as of September 30, 2004)

(14)	Principal Banks	The Bank of Kyoto, Ltd. UFJ Bank Ltd.		The Bank of Kyoto, Ltd. UFJ Bank Ltd.

(15)	Relationship between the Parties	Capital Relationship		KSC is a wholly-owned subsidiary of the Company.
		Personnel Relationship		The Company forwards Directors, Corporate Auditors and employees to KSC. KSC seconds employees to the Company.
		Trades between the Parties		Manufacture and development of solar power generating equipments

(16)	Performance in Most Recent Three Fiscal Years

(Millions of Yen)

	Kyocera Corporation (100% parent company)			Kyocera Solar Corporation (wholly-owned subsidiary)
Fiscal Year	Ended March 31, 2002	Ended March 31, 2003	Ended March 31, 2004	Ended March 31, 2002	Ended March 31, 2003	Ended March 31, 2004
Net Sales	499,264	482,834	494,035	941	1,283	11,784
Recurring Profit (or Loss)	56,412	54,685	61,788	8	148	503
Net Income	34,475	27,923	60,663	2	135	309
Net Income per Share	182.36 yen	149.45 yen	324.70 yen	483.73 yen	22,512.99 yen	51,568.70 yen
Dividend per Share	60.00 yen	60.00 yen	60.00 yen	0	11,256 yen	25,784 yen
Shareholders Equity per Share	4,652.07 yen	4,676.97 yen	5,492.08 yen	207,771 yen	225,961 yen	261,952 yen

5.	Status of the Company after Corporate Splits

(1)	There will be no change in the corporate name, content of businesses, location of headquarters, names of representatives, amount of capital or fiscal year end, in connection with the corporate split.

(2)	Total Assets

There will be a decrease in the amount of the Company’s assets in an amount equivalent to the amount of liabilities to be assumed by KSC.

(3)	Impact on Company’s Performance

The effective date of the corporate split will be April 1, 2005, and accordingly, there will be no impact from the corporate split on the forecasted performance of the Company for the fiscal year ending March 31, 2005.